PARAMOUNT ENERGY TRUST

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of PET’s operating and financial results for the three and six months ended June 30, 2008 as well as information and estimates concerning the Trust’s future outlook based on currently available information. This discussion should be read in conjunction with the Trust’s consolidated financial statements and accompanying notes for the three and six months ended June 30, 2008 and 2007 as well as the Trust’s audited consolidated financial statements and accompanying notes and MD&A for the years ended December 31, 2007 and 2006. Readers are referred to the advisories regarding forecasts, assumptions and other forward-looking information contained in the “Forward Looking Information” section of this MD&A.  The date of this MD&A is August 7, 2008.

Mcf equivalent (Mcfe) may be misleading, particularly if used in isolation. In accordance with National Instrument 51-101 (“NI 51-101”), an Mcfe conversion ratio for oil of 1 bbl: 6 Mcf has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead. For natural gas, gigajoules (“GJ”) are converted to Mcf at a conversion ratio of     1.0546 GJ: 1 Mcf.

SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Successful efforts accounting

The Trust follows the successful efforts method of accounting for its petroleum and natural gas operations.  This method differs from the full cost accounting method in that exploration expenditures, including exploratory dry hole costs, geological and geophysical costs, lease rentals on undeveloped properties as well as the cost of surrendered leases and abandoned wells are expensed rather than capitalized in the year incurred.  However, to make reported funds flow (see below) in this MD&A comparable to industry practice the Trust reclassifies geological and geophysical costs as well as surrendered leases and abandonment costs from operating activities to investing activities.

Funds flow

Management uses funds flow from operations before certain exploration costs, expenditures on asset retirement obligations and changes in non-cash working capital (“funds flow”), funds flow per Trust Unit and annualized funds flow to analyze operating performance and leverage. Funds flow as presented does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable to the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.  Funds flow is reconciled to its closest GAAP measure, cash flow provided by operating activities, as follows:

Funds flow GAAP reconciliation	Three months ended June 30		Six months ended June 30
($ thousands except per Trust Unit amounts)	2008	2007	2008	2007
Cash flow provided by operating activities	65,128	65,999	118,029	132,948
Exploration costs (1)	1,416	2,188	4,440	6,412
Expenditures on asset retirement obligations	1,190	(166)	2,906	1,665
Changes in non-cash operating working capital	13,616	4,648	12,166	(2,759)
Funds flow	81,350	72,669	137,541	138,266
Funds flow per Trust Unit (2)	$ 0.73	$ 0.81	$ 1.24	$ 1.58

(1)

Certain exploration costs are added back to funds flow in order to be more comparable to other energy trusts that use the full cost method of accounting for oil and gas activities.  Exploration costs that are added back to funds flow include seismic expenditures, dry hole costs and expired leases and are considered by PET to be more closely related to investing activities than operating activities.

(2)

Based on weighted average Trust Units outstanding for the period.

Additional significant accounting policies and non-GAAP measures are discussed elsewhere in this MD&A.

OPERATIONS

Production

	Three months ended June 30		Six months ended June 30
Natural gas production by core area (MMcfe/d)	2008	2007	2008	2007
Northern District
West Side	38.6	44.3	38.2	42.4
East Side	29.1	28.6	27.4	26.3
Athabasca	56.3	60.0	54.5	60.0
Northern District total	124.0	132.9	120.1	128.7
Southern District
Birchwavy West	20.9	3.0	22.9	3.0
Birchwavy East	31.6	6.3	30.3	5.1
East Central	4.3	2.8	4.0	2.3
Southern District total	56.8	12.1	57.2	10.4
Severo Energy Corp.	6.3	6.4	7.0	5.4
Other	1.3	3.6	1.8	3.9
Total	188.4	155.0	186.1	148.4
Deemed production from gas over bitumen financial solution	19.6	19.8	19.8	19.8
Total actual plus deemed production	208.0	174.8	205.9	168.2

Average production measured 188.4 MMcfe/d for the three months ended June 30, 2008, a 22 percent increase from 155.0 MMcfe/d reported in the second quarter of 2007.  The significant increase in production is due primarily to the full effect of the acquisition of natural gas properties and related assets located in east central Alberta (the “Birchwavy Acquisition”) which closed on June 26, 2007 as well as continuing development of the Trust’s existing properties. PET’s winter capital program added approximately 18 MMcfe/d (first 12 month average) of new production, which had the effect of limiting natural declines on the Trust’s northeast Alberta assets to seven percent year over year. Including the deemed production volume related to the gas over bitumen financial solution, average aggregate daily production (actual and deemed) increased 19 percent to 208.0 MMcfe/d from 174.8 MMcfe/d in the second quarter of 2007. Production increased three percent from 183.8 MMcfe/d in the first quarter of 2008 as a result the full effect of production additions in the Northern district, partially offset by the disposition of several minor non-core assets in southern Alberta and Saskatchewan in the first quarter.

Production for the six months ended June 30, 2008 increased 25 percent to 186.1 MMcfe/d from 148.4 MMcfe/d in the comparative period for 2007. Current production is approximately 185 MMcfe/d.

Capital expenditures

	Three months ended June 30		Six months ended June 30
Capital expenditures ($ thousands)	2008	2007	2008	2007
Exploration and development expenditures (1)	$ 13,300	$ 19,682	$ 59,121	$ 80,791
Crown and freehold land purchases	3,039	2,621	3,662	4,796
Acquisitions	83	450,894	119	455,787
Dispositions	(610)	(1,037)	(6,992)	(3,090)
Other	235	219	661	590
Total capital expenditures	$ 16,047	$ 472,379	$ 56,571	$ 538,874

(1)

Exploration and development expenditures for the three and six months ended June 30, 2008 include $1.4 million and $4.4 million, respectively in exploration costs (three and six months ended June 30, 2007 - $2.2 million and $6.4 million, respectively) which have been expensed directly on the Trust’s statement of earnings (loss) in accordance with the successful efforts method of accounting. Exploration costs including seismic expenditures, dry hole costs and expired leases are considered by PET to be more closely related to investing activities than operating activities, and therefore they are included with capital expenditures in this table.

Exploration and development expenditures totaled $13.3 million for the three months ended June 30, 2008, and were concentrated on drilling, completion and facilities construction activities primarily in the Southern district. PET drilled 7 wells (2.7 net) with a 100 percent net success rate in the quarter, and conducted extensive recompletion activities in Birchwavy West, Birchwavy East and Saskatchewan. Exploration and development expenditures of $59.1 million for the six months ended June 30, 2008 were directed primarily towards drilling, completion and tie-in activities distributed throughout the Trust’s three core areas in the Northern district.

PET acquired 94,000 net acres of Crown and freehold lands at an average price of $32 per acre in the second quarter of 2008. Of the net acreage acquired, 59,500 acres relate to the purchase of oil sands leases within the Athabasca core area.

In 2008, PET initiated a process to lease out to third parties certain undeveloped fee-simple lands obtained with the Birchwavy Acquisition in order to accelerate development of this acreage and generate lease bonus proceeds, cash flows from lease rental payments and royalties on production without any corresponding capital expenditures by the Trust.  Bonus proceeds of $0.4 million received in the second quarter of 2008 were recorded as proceeds from dispositions. The three year paid up lease rental payments of $0.2 million received in the second quarter of 2008 are recorded as a reduction to exploration expenses.

In July of 2008 PET closed the disposition of certain royalty and non-core working interests representing 0.5 MMcfe/d of production for proceeds of $9.9 million. Non-core dispositions total $16.9 million to date in 2008.

MARKETING

Natural gas prices

	Three months ended June 30		Six months ended June 30
Natural gas prices ($/Mcfe, except percent amounts)	2008	2007	2008	2007
Reference prices
AECO Monthly Index	9.35	7.37	8.24	7.41
AECO Daily Index	10.20	7.07	9.09	7.24
Alberta Gas Reference Price (1)	9.37	6.88	8.28	6.96

Average PET prices
Before financial hedging and physical forward sales (2)	9.82	7.27	8.45	7.30
Percent of AECO Monthly Index (%)	105	99	103	99
Before financial hedging (3)	9.69	7.41	8.42	7.60
Percent of AECO Monthly Index (%)	104	101	102	103
After financial hedging and physical forward sales	9.00	8.80	8.15	8.86
Percent of AECO Monthly Index (%)	96	119	99	120

(1)

Alberta Gas Reference Price is the price used to calculate Alberta Crown royalties. Alberta Gas Reference Price for June 2008 is an estimate.

(2)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial hedging and physical forward sales, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO Monthly Index.

(3)

Natural gas price before financial hedging includes physical forward sales contracts for which delivery was made during the reporting period but excludes realized gains and losses on financial instruments.

Realized natural gas prices increased two percent for the three months ended June 30, 2008 to $9.00 per Mcfe from $8.80 per Mcfe in 2007, as compared to a 27 percent increase in AECO Monthly Index prices from quarter to quarter. The significant increase in hub pricing was fueled by lower year over year gas storage inventories from winter heating demand and a dramatic rise in the price of crude oil. The Trust’s realized gas price was 96 percent of the AECO Monthly Index price primarily as a result of realized losses of $11.9 million on financial forward natural gas contracts. In the three months ended June 30, 2007, PET realized $18.6 million in financial instrument gains related to early termination of fixed-price forward financial contracts, which increased the Trust’s realized gas price by 18 percent in that quarter.

Realized natural gas prices for the six months ended June 30, 2008 measured $8.15 per Mcfe as compared to $8.86 per Mcfe in the first half of 2007. In the first half of 2008 PET has realized losses of $9.1 million on its financial hedges and physical forward sales contracts relative to AECO Monthly Index pricing against which these contracts settle. In 2007, higher realized prices were a result of $33.9 million in gains on financial forward natural gas contracts.

PET has determined its exposure CEG Energy Options Inc. (“CEG”), a Canadian subsidiary of oil and natural gas marketer SemGroup, L.P. (“SemGroup”) to be approximately $0.2 million, related to natural gas sales for June and July 2008. In July 2008 SemGroup filed a voluntary position for reorganization under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court. Natural gas deliveries to CEG have been terminated and as such there is no additional potential financial exposure for the Trust.

Risk management

PET’s risk management strategy is focused on using financial instruments to mitigate the effect of commodity price volatility on funds flow and distributions, to lock in attractive economics on acquisitions and to take advantage of perceived anomalies in natural gas markets. The Trust maintains a balanced gas price risk management portfolio using both financial hedge arrangements and physical forward sales to hedge up to a maximum of 50 percent of forecast production including gas over bitumen deemed volumes. PET will also enter into foreign exchange swaps and physical or financial swaps related to the differential between natural gas prices at the AECO and NYMEX trading hubs in order to mitigate the effects of fluctuations in foreign exchange rates and basis differentials on the Trust’s realized gas price. The term “financial instruments” includes all financial and physical risk management contracts. Although PET considers these risk management contracts to be effective economic hedges against potential gas price volatility, the Trust does not follow hedge accounting for its financial instruments.

PET’s hedging activities are conducted by an internal Risk Management Committee under guidelines approved by Paramount Energy Operating Corp.’s (the “Administrator”) Board of Directors. PET’s hedging strategy though designed to protect cash flow and distributions is opportunistic in nature. The Trust may elect to reduce or increase its hedging contracts depending on perceived position in the commodity price cycle. The Trust mitigates credit risk by entering into risk management contracts with financially sound, credit-worthy counterparties.

PET’s hedging strategy has been focused on locking in periodic strength in AECO and NYMEX forward prices over the past two years to ensure a base level of production revenue, despite weakness in spot prices related to such factors as high gas storage levels, increases in liquefied natural gas (“LNG”) imports into North America and variable cooling and heating demand. PET estimates that additional realized natural gas revenues and funds flows of $51.0 million in 2006 and $62.5 million in 2007 can be attributed to the Trust’s risk management program.

The first half of 2008 saw a significant shift in several fundamental price drivers within natural gas markets. The arrival of extremely cold winter weather in major consuming regions had the effect of increasing natural gas usage and reducing storage levels. LNG imports also decreased dramatically as strong demand in Europe and Asia diverted LNG shipments to other global markets outside North America, further reducing storage levels such that natural gas storage in North America exited the second quarter of 2008 below the five-year average. These factors contributed to a 76 percent increase in AECO spot gas prices from $6.32 per GJ on December 31, 2007 to $11.10 per GJ on June 30, 2008 and a corresponding increase in AECO forward prices for the remainder of 2008.

As a result of the significant increase in forward natural gas prices during 2008, a net mark-to-market financial instrument liability of $129.6 million was recorded at June 30, 2008, and unrealized losses on financial instruments of $70.4 million and $149.6 million respectively were recorded for the three and six months then ended. The liability and unrealized loss are measured using forward prices in effect at the balance sheet date; had the Trust’s financial instrument portfolio been marked to market as at August 6, 2008 the corresponding liability would have been approximately $10 million due to the decrease in natural gas prices since June 30, 2008. PET’s funds flow and its ability to pay distributions is not impacted by these unrealized mark-to-market amounts.

A complete list of PET’s outstanding financial instruments as at June 30, 2008 is disclosed in note 12 to the interim unaudited consolidated financial statements as at and for the three months ended June 30, 2008.

PET has continued to supplement its risk management program after the end of the second quarter. Financial and physical natural gas forward sales positions (net of related financial and physical fixed-price natural gas purchase contracts) at August 6, 2008 are as follows:

Financial and physical forward net sales positions
Type of Contract	Volumes at AECO (GJ/d) (2)	Price ($/GJ) (1)	AECO/NYMEX Futures Market Price ($/GJ) (3)	Term
Financial	82,000	7.55		September – October 2008
Physical	10,500	6.82		September – October 2008
Period Total	92,500	7.47	7.35	September – October 2008
Financial – NYMEX	10,000	US $7.70		September – October 2008
Period Total	10,000	US $7.70	US $8.86	September – October 2008
Financial	96,000	7.77		November 2008 – March 2009
Physical	2,500	8.37		November 2008 – March 2009
Period Total	98,500	7.79	8.33	November 2008 – March 2009
Physical	5,000	11.11		January 2009
Period Total	5,000	11.11	8.52	January 2009
Financial	65,000	8.70		April – October 2009
Period Total	65,000	8.70	8.15	April – October 2009
Financial	37,500	9.59		November 2009 – March 2010
Period Total	37,500	9.59	8.97	November 2009 – March 2010

(1)

Weighted average prices are calculated by netting the volumes of the lowest-priced financial and physical sold/bought contracts together and measuring the net volume at the weighted average "sold" price for the remaining financial and physical contracts.  Included in the November 2008 – March 2009 volume summary is a collar to sell forward 5,000 GJ/d at a floor price of $7.00 per GJ at AECO and a ceiling price of $8.00 per GJ. The ceiling price is used in the weighted average price calculation.

(2)

All transactions are at AECO unless identified specifically as a NYMEX transaction. NYMEX transactions are measured in US$ per MMBTU.

(3)

Futures market reflects AECO/NYMEX forward market prices as at August 6, 2008. NYMEX forward prices are measured in US$ per MMBTU.

The Trust will also enter into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount. As of June 30, 2008 and August 6, 2008 the Trust has entered into arrangements to offset its forward basis sales positions and therefore has no net open basis positions. A complete list of PET’s basis transactions as at June 30, 2008 is disclosed in note 12 to the interim unaudited consolidated financial statements.

FINANCIAL RESULTS

Revenue

	Three months ended June 30		Six months ended June 30
Revenue ($ thousands)	2008	2007	2008	2007
Natural gas revenue, before financial hedging (1)	166,199	104,451	285,270	204,144
Realized gains (losses) on financial instruments (2)	(11,867)	19,610	(9,060)	33,901
Total revenue	154,332	124,061	276,210	238,045

(1)

Includes revenues related to physical forward sales contracts which settled during the period.

(2)

Realized gains (losses) on financial instruments include settled financial forward contracts and options.

Oil and natural gas revenues increased to $154.3 million for the three months ended June 30, 2008 compared to $124.1 million for the second quarter of 2007 primarily due to a 22 percent increase in natural gas production levels. Oil and natural gas revenue increased 16 percent to $276.2 million for the six months ended June 30, 2008 from $238.0 million for the first six months of 2007 as higher production levels were partially offset by an eight percent decrease in realized natural gas prices.

Funds flow

	Three months ended June 30				Six months ended June 30
	2008		2007		2008		2007
Funds flow reconciliation	$ millions	$/Mcfe	$ millions	$/Mcfe	$ millions	$/Mcfe	$ millions	$/Mcfe
Production (Bcfe)	17.1		14.1		33.9		26.9
Revenue (1)	154.4	9.00	124.1	8.80	276.2	8.15	238.1	8.86
Royalties	(29.3)	(1.71)	(18.4)	(1.31)	(47.0)	(1.39)	(33.1)	(1.23)
Operating costs	(28.6)	(1.67)	(21.7)	(1.54)	(61.6)	(1.82)	(47.1)	(1.75)
Transportation	(3.7)	(0.22)	(3.0)	(0.21)	(7.3)	(0.22)	(5.7)	(0.21)
Operating netback (3)	92.8	5.40	81.0	5.74	160.3	4.72	152.2	5.67
Gas over bitumen royalty adjustments	6.2	0.36	4.8	0.34	10.4	0.31	9.8	0.36
Lease rentals	(0.6)	(0.03)	(0.6)	(0.04)	(1.2)	(0.04)	(1.5)	(0.05)
General and administrative (2)	(9.3)	(0.54)	(5.4)	(0.38)	(16.3)	(0.48)	(9.4)	(0.35)
Interest on bank and other debt	(3.9)	(0.23)	(4.4)	(0.31)	(8.1)	(0.24)	(7.5)	(0.28)
Interest on convertible debentures (2)	(3.8)	(0.22)	(2.7)	(0.19)	(7.6)	(0.22)	(5.3)	(0.19)
Funds flow (2) (3)	81.4	4.74	72.7	5.16	137.5	4.05	138.3	5.16

(1)

Revenue includes realized gains and losses on financial instruments.

(2)

Excludes non-cash items.

(3)

This is a non-GAAP measure; see “Significant accounting policies and non-GAAP measures” in this MD&A.

Royalties

For the three and six months ended June 30, 2008, PET’s average royalty rate (royalties as a percentage of revenues including gains and losses on financial instruments) climbed to 19.0 percent and 17.0 percent, respectively from 14.8 percent and 13.9 percent, respectively for the three and six months ended June 30, 2007. Alberta Crown royalties are based on the Alberta Gas Reference Price. The higher royalty rates in 2008 are due to PET’s realized natural gas price being closer to the average Alberta Gas Reference Price (98 percent of the Alberta Gas Reference Price in the first half of 2008 as opposed to 127 percent of the Alberta Gas Reference Price in 2007). Royalty expense increased from $18.4 million for the three months ended June 30, 2007 to $29.3 million for the current quarter as a result of higher natural gas production volumes and a significant increase in the Alberta Gas Reference Price.

New Alberta Royalty Regime

On October 25, 2007, the Government of Alberta announced a “New Royalty Framework” for oil and natural gas royalties in the Province of Alberta. New royalty rates will apply to all production effective January 1, 2009. While detailed Regulations have yet to be released, PET’s initial assessment is that, based on the Trust’s profile of well productivity for the first quarter of 2008 and at various natural gas prices, the effect of the new royalty framework on PET’s royalty rate including estimated deductions for capital cost allowance and custom processing would be approximately as shown below. Crown royalty rates would rise relative to their current levels at higher gas prices and decrease relative to their current levels at lower gas prices. The rates presented are for Crown royalties only and do not include freehold and overriding royalties paid to landowners.

	AECO Gas Price ($/GJ)
Estimated change in royalty rate	$6.00	$7.00	$8.00	$10.00
Crown royalty rate under current royalties	11.2%	11.9%	12.4%	13.1%
Estimated Crown royalty rate under new royalty framework	5.6%	9.3%	12.0%	17.6%
Increase (decrease) in royalty rate (percentage points)	(5.6)	(2.6)	(0.4)	4.5
Percentage increase (decrease) in royalty rate (%)	(50.0%)	(21.8%)	(3.0%)	34.4%

PET estimates that its total royalty rate for the three months ended June 30, 2008 including Crown, freehold and overriding royalties as a percentage of oil and natural gas revenues (including realized gains and losses on financial instruments) would have been 22.7 percent under the New Royalty Framework, as opposed to the 19.0 percent actually incurred for the current quarter under the current royalty structure. The Crown royalty rate for the current quarter would have been approximately 19.1 percent under the New Royalty Framework compared to 15.4 percent under the current structure. In this comparison of royalties under the current and new Alberta royalty framework, the impact of PET’s realized gas price of $9.00 per Mcfe being lower than the Alberta Gas Reference price of $9.37 per Mcfe is that the Trust’s Crown royalty rate is further inflated relative to that estimated in the above table which assumes Alberta Gas Reference pricing is realized.

Operating costs

Unit-of-production costs increased eight percent to $1.67 per Mcfe in the second quarter of 2008 as compared to $1.54 per Mcfe in the second quarter of 2007, and increased to $1.82 per Mcfe for the six months ended June 30, 2008 from $1.75 per Mcfe for the first six months of 2007. The higher unit-of-production costs in 2008 were primarily a result of $5.3 million in natural gas processing adjustments related to prior years that were recorded in the current six month period, $4.3 million of which were recorded in the second quarter. Excluding the processing adjustments, unit operating costs dropped eight percent to $1.42 per Mcfe for the three months ended June 30, 2008 and by five percent to $1.66 per Mcfe for the first half of 2008, as a result of having a higher proportion of the Trust’s production in the Southern district, where operating costs tend to be incurred more uniformly throughout the year. Much of the Trust’s northeast Alberta properties are only accessible for maintenance and workover activities in the winter months and therefore tend to incur higher operating costs in the first six months of the year. PET currently estimates operating costs to average $1.75 per Mcfe for the full year of 2008. Total operating costs increased to $28.6 million in the three months ended June 30, 2008 from $21.7 million for the same period in 2007 due to increased production volumes in the current quarter.

Transportation costs

Transportation costs increased $0.7 million to $3.7 million for the current quarter as compared to the second quarter of 2007 as a result of higher production volumes in the current period. Transportation costs on a unit-of-production basis increased marginally to $0.22 per Mcfe for the three and six month periods ended June 30, 2008 as compared to $0.21 per Mcfe for the three and six months ended June 30, 2007.

Operating netback

The 22 percent increase in natural gas production volumes was the primary driver in increasing the Trust’s operating netback to $92.8 million for the three months ended June 30, 2008 from $81.0 million for the three months ended June 30, 2007, partially offset by a significant increase in PET’s royalty rate. In the second quarter of 2007, PET’s realized gas price significantly exceeded the Alberta gas reference price; therefore, royalties as a percentage of revenue were five percentage points lower in the second quarter of 2007 relative to 2008.

Operating netback reconciliation ($ millions)
Production increase	26.8
Price increase, including realized gains on financial instruments	3.4
Royalty increase	(10.9)
Transportation cost increase	(0.7)
Operating cost increase	(6.8)
Increase in net operating income	11.8

General and administrative costs

General and administrative expenses increased $4.3 million to $11.3 million for the three months ended June 30, 2008 compared to $7.0 million for the three months ended June 30, 2007. The increase is due primarily to higher staff levels related to the Birchwavy Acquisition and the resulting expansion of PET’s production base and number of core operational areas, as well as the ongoing focus on new venture opportunities in the Trust’s portfolio. In addition PET moved its head office to leased space in December 2007 following the sale of its previous premises and as a result the Trust now incurs office lease expense, which totaled $0.7 million for the current quarter.  Approximately $2.0 million in general and administrative expenses for the current period is in respect of non-cash stock-based compensation expense. General and administrative expenses for the six months ended June 30, 2008 totaled $19.3 million, an increase of $7.6 million over the comparative period for 2007, as a result of $1.4 million in office lease expense in the current period, a $0.6 million increase in stock-based compensation expense and higher staff levels related to the Trust’s expanded asset base. General and administrative expenses are typically highest in the first and second quarters of each year due to annual compensation programs and activities related to the Trust’s year end including audit and reserve evaluation fees and year end reporting to Unitholders.

Interest

Interest and other expense totaled $3.7 million for the three months ended June 30, 2008 as compared to $5.6 million for the comparable period in 2007. Interest expense in 2007 was affected by a $1.2 million loss related to the decrease in market value of the Trust’s investment in Cordero Energy Inc. (“Cordero”), a publicly traded oil and gas exploration company, as well as higher interest rates on bank debt in 2007 as compared to 2008. The market value of the investment in Cordero has risen by approximately $0.5 million in 2008, contributing to the lower interest expense in the current period. In July 2008 Cordero announced that all of its outstanding shares would be acquired for a combination of cash and stock by another publicly traded oil and gas company. The acquisition is expected to close in September 2008.

Interest on convertible debentures for the three months ended June 30, 2008 increased by $1.3 million compared to the three months ended June 30, 2007 due primarily to the issuance of $75 million of 6.5 percent convertible unsecured subordinated debentures in June 2007 as partial funding for the Birchwavy Acquisition. Included in convertible debenture interest expense is $0.8 million of non-cash expenses related primarily to the amortization of debt issue costs as compared to $0.6 million for the comparative period in 2007.

Gas over bitumen royalty adjustments

In 2004 and 2005 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas (“Royalty Regulation”), which provide a mechanism whereby the Government may prescribe additional royalty components to effect a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of certain bitumen conservation decisions. The formula for calculation of the royalty reduction provided in the Royalty Regulation is:

0.5 x ((deemed production volume x 0.80) x (Alberta Gas Reference Price - $0.3791/GJ))

The Trust’s net deemed production volume for purposes of the royalty adjustment was 19.6 MMcf/d in the second quarter of 2008. Deemed production represents all PET natural gas production shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the AEUB, or through correspondence in relation to an AEUB ID 99-1 application.  In accordance with IL 2004-36, the deemed production volume related to wells shut-in is reduced by ten percent per year on the anniversary date of the shut-in order. Deemed production decreased 0.2 MMcf/d from 19.8 MMcf/d for the three months ended June 30, 2007 as a result of the annual ten percent reduction in deemed production volumes discussed previously, partially offset by the acquisition of approximately 2.0 MMcf/d of deemed production in 2007.

The majority of royalty adjustments received have been recorded on PET’s balance sheet rather than reported as income as the Trust cannot determine if, when or to what extent the royalty adjustments may be repayable through incremental royalties if and when gas production recommences.  Royalty adjustments may be repayable to the Crown in the form of an overriding royalty on gas production from wells which resume production within the gas over bitumen area. However, all royalty adjustments are recorded as a component of funds flow.

In the second quarter of 2006, PET disposed of certain shut-in gas wells in the gas over bitumen area. As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the sold wells, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer PET’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown.

For the three months ended June 30, 2008 the Trust received $6.2 million in gas over bitumen royalty adjustments, of which $1.1 million was classified as revenue and $5.1 million was recorded on the Trust’s balance sheet, as compared to $4.8 million received in the second quarter of 2007. The increase in the current quarter was due to the higher Alberta Gas Reference Price as compared to 2007. Cumulative royalty adjustments received to June 30, 2008 total $88.0 million.

Funds flow

As a result of the variables discussed above, funds flow netbacks decreased seven percent from $5.16 per Mcfe in the second quarter of 2007 to $4.74 per Mcfe in the second quarter of 2008. Higher royalty and general and administrative expenses per Mcfe accounted for the reduction, partially offset by lower interest costs and a $0.20 per Mcfe increase in the Trust’s realized gas price. Funds flow increased by 12 percent to $81.4 million ($0.73 per Trust Unit) for the three months ended June 30, 2008 from $72.7 million ($0.81 per Trust Unit) in the 2007 period due to higher production volumes in the current quarter. The decrease in funds flow per Trust Unit from 2007 was primarily due to the increased number of Trust Units outstanding as a result of financing activities for the Birchwavy Acquisition.

Depletion, depreciation, accretion and exploration expense

In accordance with successful efforts accounting, PET expenses exploration costs including seismic expenditures, dryhole costs and expired leases. Exploration expenses decreased to $2.0 million and $5.7 million, respectively for the three and six months ended June 30, 2008 from $2.7 million and $7.9 million, respectively for the second quarter and first six months of 2007 primarily due primarily to lower seismic expenditures during the 2008 period.  Lease rental payments of $0.2 million received in the second quarter of 2008 for the lease of certain of PET’s fee-simple lands were recorded as a reduction to exploration expenses.

Depletion, depreciation and accretion (“DD&A”) expense increased from $50.8 million in the second quarter of 2007 to $57.2 million in 2008 due to increased production volumes. PET’s depletion rate decreased seven percent to $3.34 per Mcfe in the three months ended June 30, 2008 as compared to $3.60 per Mcfe in the second quarter of 2007.  The decrease in the DD&A rate for the second quarter of 2008 as compared to the DD&A rate in 2007 is due to the lower cost of proved reserve additions provided by the Birchwavy Acquisition.

Earnings (Loss)

The Trust reported a net loss of $55.4 million ($0.50 per basic and diluted Trust Unit) for the three months ended June 30, 2008 as compared to net earnings of $9.2 million ($0.10 per basic and diluted Trust Unit) for the 2007 period. The net loss in 2008 is due to a $70.4 million unrealized loss on financial instruments driven by the significant increase in AECO natural gas prices during the period. The Trust incurred a net loss of $141.0 million ($1.27 per basic and diluted Trust Unit) for the six months ended June 30, 2008 as compared to net loss of $30.0 million ($0.34 per basic Trust Unit) in 2007 as a result of an unrealized loss on financial instruments of $149.6 million in the first half of 2008. Based on spot and forward natural gas prices as at August 6, 2008, the year to date unrealized loss on financial instruments for instruments in place as at June 30, 2008 would have been approximately $120 million lower than the actual unrealized loss recorded at June 30.

Asset retirement obligation

The Trust’s asset retirement obligation is estimated by a third party consulting firm based on PET’s net ownership interest in all wells and facilities and estimated costs to abandon wells, decommission facilities and reclaim leases and roads, discounted at a credit-adjusted interest rate to arrive at a net present value figure. The timing of asset retirement expenditures is estimated based on the reserve life of assets according to the Trust’s external reserve report prepared as of December 31, 2007. These expenditures are currently expected to occur over the next 25 years with the majority of costs incurred between 2015 and 2020. PET’s asset retirement obligation increased from $194.1 million at December 31, 2007 to $196.0 million at June 30, 2008 as accretion expense and additional obligations from 2008 drilling activity were partially offset by obligations disposed of in conjunction with non-core property dispositions and asset retirement expenditures of $2.9 million for the first six months of 2008.

Income taxes and proposed changes to trust tax legislation

On June 22, 2007, new legislation was passed (the "Trust Tax Legislation") pursuant to which certain distributions will be subject to a trust-level tax and will be characterized as dividends to the Unitholders, commencing January 1, 2011.

Once the Trust Tax Legislation becomes applicable to PET, distributions to PET's Unitholders will no longer be deductible in computing trust taxable income. In conjunction with the trust level tax, the personal tax on distributions will be similar to the tax paid on a dividend received from a taxable Canadian corporation.  This will effectively reduce the income available for distribution to PET's Unitholders, with the end result being a two-tiered tax structure similar to that of corporations and the double taxation of distributions for Unitholders who hold their Trust Units in registered accounts such as RRSP, RRIF and RESP accounts.

The new trust tax applies to PET effective January 1, 2011 assuming the Trust continues to comply with the “normal growth” provisions as outlined by the federal government. Specifically “normal growth” includes equity growth within certain “safe harbour” limits measured by reference to a Specified Investment Flow Through’s (“SIFT”) market capitalization as of the end of trading on October 31, 2006. The safe harbour calculation is calculated as a percentage of the market value of the SIFT’s issued and outstanding publicly-traded trust units and not including any convertible debt, options or other interests convertible into or exchangeable for trust units. Those safe harbour limits are 40 percent for the period from November 1, 2006 to December 31, 2007, and 20 percent each for calendar 2008, 2009 and 2010. These limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the guidelines include the following:

(i) new equity for these purposes includes units and debt that is convertible into units, and may include other substitutes for equity;

(ii) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

(iii) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for these purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

The Trust’s market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Trust Units, was approximately $1.4 billion, which means the Trust’s safe harbour equity growth amount for the period ending December 31, 2007 was approximately $560 million, and for each of calendar 2008, 2009 and 2010 is an additional approximately $280 million, not including equity issued to replace the Trust’s debt that was outstanding on October 31, 2006, including convertible debentures. Failure to comply with the “normal growth” provisions as outlined would result in the Trust being subject to the new tax immediately, as opposed to January 1, 2011. Since October 31, 2006 PET has issued approximately $377 million of new Trust Units and convertible debentures through the public offering completed on June 20, 2007, the Trust’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) and Unit Incentive Plan.

In June 2008 the federal government proposed amendments to the trust tax regulation ("Provincial SIFT Tax Amendments") so that, instead of basing the provincial component of the tax on a flat tax rate of 13 percent, the provincial component would be instead based on the general provincial corporate income tax rate in each province in which PET has a permanent establishment.  On July 14, 2008 the Department of Finance released draft legislation which proscribed the provincial allocation formula to be applied with respect to the Provincial SIFT tax.  Specifically, PET's taxable distributions will be allocated to provinces by taking half of the aggregate of:

•

that proportion of the Trust's taxable distributions for the year that the Trust's wages and salaries in the province are of its total wages and salaries in Canada; and

•

that proportion of the Trust's taxable distributions for the year that the Trust's gross revenues in the province are of its total gross revenues in Canada.

Under the Provincial SIFT Tax Amendments PET is considered to have a permanent establishment in Alberta, where the provincial tax rate in 2011 is expected to be ten percent, which would result in an effective tax rate of 26.5 percent in 2011 and 25 percent in 2012. These regulations are not yet considered substantively enacted for accounting purposes at June 30, 2008 therefore the provincial component of the Trust Tax Legislation is 13 percent for financial statement purposes.

PET has not recorded a future income tax liability as a result of the Trust Tax Legislation being enacted. Based on production forecasts for PET’s proved reserves included in the independent reserve report as at December 31, 2007, the tax values of the Trust’s assets are projected to exceed the related book values by January 1, 2011, the date the direct tax on distributions within the Trust becomes effective. PET has estimated tax pools of $690 million at June 30, 2008 and intends to maximize the preservation of tax pools over the transition period in order to minimize the tax consequences faced by the Trust in 2011 and future years.

The draft legislation released by the Department of Finance also provided guidelines to enable the conversion of existing income trusts and other SIFT entities into public corporations without immediate tax consequences to the SIFTs or their investors. The amendments will allow such conversions from that date until 2013. The proposals generally facilitate the conversion of SIFTs into corporations and reflect the government’s intention to permit SIFTs to convert to corporate status on a tax-deferred basis while mitigating undue tax effects.

Among other things, the proposed amendments provide for:

•

the tax-deferred exchange of SIFT trust units by a Unitholder to a taxable Canadian corporation for shares of the corporation without any administrative requirement to file election forms (Unit-for-Share Exchange);

•

the tax-deferred distribution of properties of a SIFT trust to a taxable Canadian corporation (Wind-up Distribution);

•

the flow-through of unused tax attributes of a SIFT trust to a taxable Canadian corporation as a consequence of a Wind-up Distribution; and

•

the tax-deferred distribution of shares of a taxable Canadian corporation from a SIFT trust to the public (Share Distribution);

A variety of tax and other factors need to be weighed in determining if and when PET should convert to a corporation. Now that detailed rules are available on the mechanics for conversion, the Trust is in a better position to evaluate its options and determine the optimal course of action for PET’s assets and business strategy going forward. PET is currently analyzing potential structures and courses of action however the Trust has not yet made a determination with respect to future changes in the structure of its business operations, if any.

SUMMARY OF QUARTERLY RESULTS

	Three months ended
($ thousands except where noted)	June 30, 2008	Mar 31, 2008	Dec 31, 2007	Sept 30, 2007

Natural gas revenues before royalties (1)	166,199	121,878	109,919	98,508
Natural gas production (MMcfe/d)	188.4	183.8	190.3	193.1
Funds flow (2)	81,350	56,191	59,622	41,212
Per Trust Unit - basic	0.73	0.51	0.55	0.38
Net earnings (loss)	(55,365)	(85,660)	(4,970)	5,246
Per Trust Unit - basic	(0.50)	(0.78)	(0.05)	0.05
- diluted	(0.50)	(0.78)	(0.05)	0.05
Realized natural gas price ($/Mcfe)	9.00	7.29	7.07	5.66
Average AECO Monthly Index price ($/Mcf)	9.35	7.13	6.00	5.64

	Three months ended
($ thousands except where noted)	June 30, 2007	Mar 31, 2007	Dec 31, 2006	Sept 30, 2006
	(restated)
Natural gas revenues before royalties (1)	104,451	99,693	94,564	96,576
Natural gas production (MMcfe/d)	155.0	141.7	144.6	154.6
Funds flow (2)	72,669	65,597	58,166	60,770
Per Trust Unit - basic	0.81	0.76	0.69	0.72
Net earnings (loss)	9,218	(39,261)	(68,254)	19,619
Per Trust Unit - basic	0.10	(0.46)	(0.80)	0.23
- diluted	0.10	(0.46)	(0.80)	0.23
Realized natural gas price ($/Mcfe)	8.80	8.94	7.83	7.36
Average AECO Monthly Index price ($/Mcf)	7.37	7.46	6.36	6.03

(1)

Excludes realized gains (losses) on financial instruments.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

Natural gas revenues were highest in the first and second quarters of 2008 primarily due to higher production levels as a result of the Birchwavy Acquisition. Funds flows are dependent on cash netbacks for gas production; as such they were highest in the second quarter of 2008 and the first and second quarters of 2007 when the realized gas price was highest and lowest in the third quarter of 2007 when the Trust’s realized gas price dropped to $5.66 per Mcfe.

Net earnings were highest in the third quarter of 2006 as a result of unrealized gains on financial instruments. The net loss in the fourth quarter of 2006 was due to impairment charges at east central Alberta and Saskatchewan and higher DD&A expenses as compared to previous quarters. The net losses in the first quarter of 2007 and 2008 and the most recent quarter were due to unrealized losses of $48.5 million, $79.2 million and $70.4 million respectively on the change in mark-to-market value of PET’s financial instruments during those periods.

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended
Net debt ($ thousands except per Trust Unit and percent amounts)	June 30, 2008	December 31, 2007
Bank debt	321,757	342,190
Convertible debentures, measured at principal amount	236,034	236,109
Working capital deficiency (surplus) (1)	(10,939)	(6,519)
Net debt	546,852	571,780
Trust Units outstanding (thousands)	111,350	109,557
Market price at end of period ($/Trust Unit)	10.04	6.30
Market value of Trust Units	1,117,954	690,209
Total capitalization (1)	1,664,806	1,261,909
Net debt as a percentage of total capitalization (%)	32.8	45.3
Annualized funds flow (1)	325,400	238,488
Net debt to annualized funds flow ratio (times) (1)	1.7	2.4

(1)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A. Annualized funds flow in the prior year column is for the fourth quarter of 2007.

PET has a revolving credit facility with a syndicate of Canadian chartered banks. The revolving feature of the facility expires on May 25, 2009 if not extended. Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year. The borrowing base on the facility is currently $400 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust excluding the assets of Severo Energy Corp (“Severo”), a 93 percent-owned subsidiary of the Trust, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility. In addition Severo has a $10 million credit facility with a Canadian chartered bank. Bank debt decreased to $321.8 million at June 30, 2008, as compared to $342.2 million at December 31, 2007 as a result of funds flows in excess of distributions and capital expenditures during the period and proceeds of $12.7 million received through the Trust’s distribution reinvestment program. In addition to amounts outstanding under the credit facility PET has outstanding letters of credit in the amount of $4.4 million.

At June 30, 2008 PET had convertible debentures outstanding as follows:

Convertible debentures	6.50%	2006 – 6.25%	2005 – 6.25%	8%
Principal outstanding ($ millions)	74.9	100.0	55.3	5.9
Maturity date	June 30, 2012	April 30, 2011	June 30, 2010	September 30, 2009
Conversion price ($ per Trust Unit)	14.20	23.80	19.35	14.20
Fair market value ($ millions)	72.7	99.4	55.3	6.0

Fair values of debentures are calculated by multiplying the number of debentures outstanding at June 30, 2008 by the quoted market price per debenture at that date. During the six month period ended June 30, 2008, $0.1 million of 6.5% Convertible Debentures were converted, resulting in the issuance of 5,281 Trust Units.

Net debt to annualized funds flow decreased to 1.7 times for the quarter ended June 30, 2008 from 2.4 times for the three months ended  December 31, 2007 as a result of strong funds flows and the repayment of $20.4 million in bank debt during the period. Net debt to annualized funds flow in future quarters will primarily be dependent on the timing of capital expenditures and natural gas prices, which have experienced significant volatility in 2008.

A reconciliation of the decrease in net debt from December 31, 2007 to June 30, 2008 is as follows:

Reconciliation of net debt ($ millions)
Net debt, December 31, 2007	571.8
Exploration and development and other capital expenditures	63.4
Dispositions, net of acquisitions	(6.9)
Funds flow	(137.5)
Distributions	66.5
Proceeds from DRIP plan	(12.7)
Increase in value of marketable securities	(0.6)
Expenditures on asset retirement obligations	2.9
Net debt, June 30, 2008	546.9

PET has a distribution reinvestment and optional Unit purchase plan (“DRIP plan”) which provides Unitholders with the opportunity to reinvest monthly cash distributions to acquire additional Trust Units at 94 percent of the Treasury Purchase Price, which is defined as the daily volume weighted average trading price of the Trust Units for the ten trading days immediately proceeding a distribution payment date (“Treasury Purchase Price”). No additional commissions, service or brokerage fees are charged to the Unitholder for these transactions. Through the DRIP Plan $12.7 million was invested by Unitholders during the six months ended June 30, 2008 and a total of 1.7 million Trust Units were issued at an average price of $7.37 per Trust Unit. Effective March 2008, no Trust Units are available under the optional cash purchase component of the DRIP until further notice.

Distributions

Distributions are determined monthly by the Board of Directors of the Trust’s administrator taking into account PET’s forecasted production, capital spending and cash flow, forward natural gas price curves, the Trust’s current hedging position, targeted debt levels and debt repayment obligations. The following items are considered in arriving at cash distributions to Unitholders:

•

Exploration and development expenditures;

•

Projected production additions;

•

Debt repayments to the extent required or deemed appropriate by management to preserve balance sheet strength for future opportunities;

•

Base production forecasts;

•

Current financial and physical forward natural gas sales contracts;

•

Forward market for natural gas prices;

•

Site reclamation and abandonment expenditures; and

•

Working capital requirements.

Distributions for the second quarter of 2008 totaled $33.3 million or $0.30 per Trust Unit consisting of $0.10 per Trust Unit paid on May 15, June 16 and July 15.

PET anticipates that distributions and capital expenditures for the remainder of 2008 and 2009 will be funded by funds flow and proceeds from the Trust’s DRIP plan; however changes in natural gas prices, cash netbacks and production levels can affect future capital spending plans and distributions. Acquisitions will continue to be funded through a combination of internally generated funds, equity offerings and debt financing.

	Three months ended June 30		Six months ended June 30
Distributions ($ thousands)	2008	2007	2008	2007
Cash flow from operating activities	65,128	65,999	118,029	132,948
Funds flow	81,350	72,669	137,541	138,266
Net earnings (loss)	(55,365)	9,218	(141,025)	(30,043)
Distributions	33,343	39,350	66,452	80,625
Excess of cash flow from operating activities over distributions	31,785	26,649	51,577	52,323
Excess of funds flow over distributions	48,007	33,319	71,089	57,641
Excess (shortfall) of net earnings (loss) over distributions	(88,708)	(30,132)	(207,477)	(110,668)

The Trust targets long-term sustainability of both its production base and distributions to Unitholders. As such, PET’s distribution rates are designed to result in an excess of cash flows from operating activities over distributions which will provide the majority of the funding for PET’s exploration and development expenditures for the respective periods. The excess of $31.8 million for the three months ended June 30, 2008 and $26.6 million for the three months ended June 30, 2007 compare to exploration and development expenditures on PET’s cash flow statement of $14.9 million and $20.1 million for those periods, respectively. In periods where the excess of cash flows from operating activities over distributions is less than exploration and development expenditures, the shortfall is funded by proceeds from the Trust’s DRIP program, additional bank borrowings and external financing activities as appropriate.

PET’s excess of funds flow over distributions for the three and six months ended June 30, 2008 measured $48.0 million and $71.1 million, respectively compared to $33.3 million and $57.6 million, respectively for the three and six months ended June 30, 2007. PET’s distributions are less than funds flow as the Trust retains a portion of its funds flow to finance capital expenditures and debt repayments. The Trust’s payout ratio, which is the ratio of distributions to funds flow, was 41.0 percent in the current quarter as compared to 54.1 percent for the second quarter of 2007. The payout ratio in future periods will largely be determined by the Trust’s capital spending plans and resulting production levels, royalty rates, operating costs and natural gas prices.

The Trust has an excess of distributions over net earnings in all periods presented and distributions are likely to continue to exceed net earnings in future periods. PET does not typically compare distributions to earnings due to the significant impact of non-cash items on earnings, such as unrealized gains and losses on financial instruments and DD&A, which have no impact on the Trust’s ability to pay distributions. Where distributions exceed net earnings, a portion of the cash distributions declared may represent an economic return of capital to the Trust’s Unitholders.

2008 Outlook and Sensitivities

At current natural gas prices the Trust’s monthly distribution is highly sustainable. As at August 6, 2008, the current actual and forward market for natural gas for July through December 2008 was $8.36 per GJ at AECO. The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.10 per Trust Unit for the last six months of 2008 at certain AECO natural gas price levels and incorporating the Trust’s current financial hedges and physical forward sales contracts.

	Average AECO Monthly Index Gas Price July to December 2008 ($/GJ)
Funds flow sensitivity analysis	$7.00	$8.00	$9.00	$10.00
Oil and natural gas production (MMcfe/d)	183	183	183	183
Realized gas price (1) ($/Mcfe)	7.53	8.08	8.63	9.19
Funds flow (2) ($million/month)	21.1	23.6	26.0	28.5
Per Trust Unit ($/Unit/month)	0.189	0.211	0.233	0.255
Payout ratio (2) (%)	53	47	43	39
Ending net bank debt ($million)	291	277	262	247
Ending net total debt ($million)	527	513	498	483
Ending net total debt to funds flow ratio (3) (times)	2.0	1.8	1.7	1.6

(1)

PET’s weighted average forward price on an average of 101,000 GJ/d for the period from July 1 to December 31, 2008 is $7.51 per GJ.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in this MD&A.

(3)

Calculated as ending net total debt (including convertible debentures) divided by estimated 2008 annual funds flow.

The Trust’s outlook and sensitivities assume operating costs of $1.70 per Mcfe, cash general and administrative expenses of $0.45 per Mcfe, capital expenditures of $52 million and an interest rate on bank debt of 5.1 percent for the second half of 2008.

OTHER SIGNIFICANT ACCOUNTING POLICIES AND NON-GAAP MEASURES

Payout ratio

Payout ratio refers to distributions measured as a percentage of funds flow for the period and is used by management to analyze funds flow available for development and acquisition opportunities as well as overall sustainability of distributions. Funds flow does not have any standardized meaning prescribed by GAAP and therefore payout ratio may not be comparable to the calculation of similar measures for other entities.

Operating and funds flow netbacks

Operating and funds flow netbacks are used by management to analyze margin and funds flow on each Mcfe of oil and natural gas production. Operating and funds flow netbacks do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to the calculation of similar measures for other entities. Operating and funds flow netbacks should not be viewed as an alternative to funds flow from operations, net earnings per Trust Unit or other measures of financial performance calculated in accordance with GAAP.

Total capitalization

Total capitalization is equal to net debt including convertible debentures plus market value of issued equity and is used by management to analyze leverage.  Total capitalization as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

Revenue, including realized gains (losses) on financial instruments

Revenue, including realized gains (losses) on financial instruments is used by management to calculate the Trust’s net realized natural gas price taking into account monthly settlements on financial forward natural gas sales and foreign exchange contracts. These contracts are put in place to protect PET’s funds flows from potential volatility in natural gas prices, and as such any related realized gains or losses are considered part of the Trust’s natural gas price. Revenue, including realized gains (losses) on financial instruments does not have any standardized meaning as prescribed by GAAP and should not be reviewed as an alternative to Revenue or other measures calculated in accordance with GAAP.

Working capital (deficiency)

Working capital and working capital deficiency are calculated by the Trust as current assets less current liabilities, excluding assets and liabilities relating to financial instruments, in order to analyze short-term cash requirements without including mark-to-market balances that may settle for significantly different amounts than those presented on the balance sheet. Working capital (deficiency) as presented does not have any standardized meaning prescribed by GAAP and therefore it may not be comparable with the calculation of working capital (deficiency) for other entities.

INTERNAL CONTROLS

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Trust is accumulated and communicated to the Trust's management, as appropriate, to allow timely decisions regarding required disclosure.  PET’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of June 30, 2008 that the Trust's disclosure controls and procedures are effective to provide reasonable assurance that material information related to PET, including its consolidated subsidiaries, is made known to them by others within those entities. During the three months ended June 30, 2008, there have been no changes in PET’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Trust’s internal control over financial reporting.

NEW ACCOUNTING STANDARDS

The Canadian Institute of Chartered Accountants ("CICA") has released new accounting standards for implementation effective January 1, 2008, as follows:

a) Section 3031 – Inventories. The new standard replaces the previous inventories standard and prescribes certain methods for valuing inventories. The adoption of this standard has had no material impact on PET’s consolidated financial statements.

b) Section 3862 – Financial Instruments - Disclosures and Section 3863 - Financial Instruments - Presentation. The new disclosure standard requires increased disclosure regarding the Trust’s financial instruments, the risks associated with these instruments and how the risks are managed. The new presentation standard carries forward the former presentation requirements. The required disclosures are contained in Notes 1a) and 12 to the Trust’s interim unaudited consolidated financial statements.

c) Section 1535 - Capital Disclosures. The new standard requires the Trust to disclose its definition of capital and its objectives, policies and processes for managing its capital structure. The required disclosures are contained in Note 12 to the Trust’s interim unaudited consolidated financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The Canadian Accounting Standards Board recently confirmed January 1, 2011 as the date IFRS will replace GAAP in Canada for publicly accountable enterprises. PET’s first reporting period under IFRS will be interim financial statements for period ended March 31, 2011 and first IFRS annual financial statements for year ended December 31, 2011.

Prior to the implementation date, the Trust intends on completing a detailed financial statement level assessment of the impact of IFRS conversion. During this period PET will decide on accounting policies permissible under IFRS and which fit the Trust’s operations and business strategy. PET intends to proceed with integration of the selected accounting policies for the opening balance sheet on January 1, 2010, which will be used for comparative purposes once the IFRS conversion is effective January 1, 2011.

The Trust has identified key internal personnel with expertise to manage its transition to IFRS. During the first half of 2008, PET staff have been involved in external IFRS training and development by means of attending conferences, participating in special interest seminars, and focusing on numerous training sessions put on by various accounting service firms.

PET will actively monitor the effects of the IFRS conversion on information technology systems and internal controls over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The MD&A is based on the Trust’s consolidated financial statements which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. PET bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The critical accounting estimates employed by PET in the preparation of its consolidated financial statements are discussed in the MD&A for the year ended December 31, 2007. In addition, the following critical accounting estimate was used in the consolidated financial statements for the three months ended June 30, 2008.

Purchase price allocation

Corporate acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets and liabilities acquired based on their fair value, as estimated by management at the time of acquisition. The excess of the purchase price over the fair values represents goodwill. In order to estimate fair values, management has to make various assumptions including commodity prices, reserves acquired and discount rates. Differences from these estimates may impact the future financial statements of the Trust.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

PET’s operations are affected by a number of underlying risks both internal and external to the Trust.  These risks are similar to those affecting others in both the conventional oil and gas royalty trust sector and the conventional oil and gas producers sector.  The Trust’s financial position, results of operations and cash available for distribution to Unitholders are directly impacted by these factors.

Income taxes

The Trust Tax Legislation results in a tax applicable at the trust level on certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and treats distributions as dividends to the Unitholders. Existing trusts will have a four-year transition period and, subject to the qualification below, the new tax will apply in January 2011.  Once applied the new tax will affect PET’s funds flow and may impact cash distributions from the Trust.

In light of the foregoing, the Trust Tax Legislation has reduced the value of the Trust’s units which increases the cost to PET of raising capital in the public capital markets for acquisition opportunities. PET’s access to capital markets could also be affected by this legislation. In addition, the Trust Tax Legislation is expected to place PET and other Canadian energy trusts at a competitive disadvantage relative to industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity-level taxation. There can be no assurance that PET will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the Trust Tax Legislation.

Gas over bitumen issue

On July 24, 2007 the Alberta Energy and Utilities Board (“EUB”) released Decision 2007-056 related to the application for shut-in of certain natural gas production in northeast Alberta. Although PET does not produce natural gas in the area identified in Decision 2007-056, the EUB did note in its conclusions that a broad bitumen conservation strategy may be required for all areas where natural gas production may interfere with eventual bitumen recovery.  It is possible that such a strategy, when drafted and implemented by the EUB, will affect future natural gas production from reservoirs owned by the Trust and located within the gas over bitumen areas of concern. Decision 2007-056 did not specifically provide a timeline or process for arriving at a general bitumen conservation strategy.

Depletion of reserves

The Trust has certain unique attributes which differentiate it from some other oil and gas industry participants.  Distributions, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil and natural gas reserves.  PET will not be reinvesting cash flow in the same manner as other industry participants as one of the main objectives of the Trust is to maximize long-term distributions.  Accordingly, absent capital injections, PET’s initial production levels and reserves will decline.

PET’s future oil and natural gas reserves and production and therefore its funds flows will be highly dependent on PET’s success in exploiting its reserve base and acquiring additional reserves.  Without reserves additions through acquisition or development activities, the Trust’s reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital including the issuance of additional Trust Units become limited or unavailable PET’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired.  To the extent that PET is required to use funds flow to finance capital expenditures or property acquisitions, the level of distributions will be reduced.

PET reinvests capital to minimize the effects of natural production decline on its asset base. The Trust currently estimates that capital expenditures of $100 million to $130 million annually are required to maintain production at current levels. There can be no assurance that PET will be successful in developing or acquiring additional reserves on terms that meet the Trust’s investment objectives.

Other risks and uncertainties affecting PET’s operations are substantially unchanged from those presented in the MD&A for the year ended December 31, 2007.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information with respect to PET.

The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “outlook” and similar expressions are intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.  We believe the expectations reflected in these forward-looking statements are reasonable.  However, we cannot assure the reader that these expectations will prove to be correct.  The reader should not unduly rely on forward-looking statements included in this report.  These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements pertaining to the following:

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the quantity and recoverability of PET’s reserves;

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the timing and amount of future production;

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prices for natural gas produced;

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operating and other costs;

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business strategies and plans of management;

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supply and demand for natural gas;

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expectations regarding PET’s access to capital to fund its acquisition, exploration and development activities;

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the disposition swap, farm in, farm out or investment in certain exploration properties using third party resources;

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the use of exploration and development activity and acquisitions to replace and add to reserves;

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the impact of changes in natural gas prices on funds flow after hedging;

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drilling, completion, facilities and construction plans;

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the existence, operations and strategy of the commodity price risk management program;

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the approximate and maximum amount of forward sales and hedging to be employed;

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the Trust’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived there from;

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the impact of Canadian federal and provincial governmental regulation on the Trust relative to other issuers;

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PET’s treatment under governmental regulatory regimes;

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the goal to sustain or grow production and reserves through prudent asset management and acquisitions;

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the emergence of accretive growth opportunities; and

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PET’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

PET’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A which include but are not limited to:

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volatility in market prices for natural gas;

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risks inherent in PET’s operations;

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uncertainties associated with estimating reserves;

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competition for, among other things; capital, acquisitions of reserves, undeveloped lands, skilled personnel, equipment for drilling, completions, facilities and pipeline construction and maintenance;

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incorrect assessments of the value of acquisitions;

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geological, technical, drilling and process problems;

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general economic conditions in Canada, the United States and globally;

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industry conditions including fluctuations in the price of natural gas;

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royalties payable in respect of PET’s production;

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governmental regulation of the oil and gas industry, including environmental regulation;

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fluctuation in foreign exchange or interest rates;

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unanticipated operating events that can reduce production or cause production to be shut-in or delayed;

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stock market volatility and market valuations; and

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the need to obtain required approvals from regulatory authorities.

The above list of risk factors is not exhaustive. The forward-looking statements contained in this MD&A are made as at the date of this MD&A and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Additional information on PET, including the most recent filed annual report and annual information form, can be accessed from SEDAR at www.sedar.com or from the Trust’s website at www.paramountenergy.com.